UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42440

NETCLASS TECHNOLOGY INC

6F, Building A

1188 Wan Rong Road

Shanghai, People’s Republic of China 200436

+86 021-61806588

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

On February 28, 2025, NETCLASS TECHNOLOGY INC (the “Company”) entered into an agreement on capital increase and investment (“Agreement”) with CreateSolutions Co.,Ltd.(the “CreateSolutions”), a software company based in Tokyo, Japan and two unrelated individuals.

Pursuant to the Agreement, the Company agreed to invest JPY 2,550,000 (approximately $17,340) to acquire 255 shares of CreateSolutions, representing a 51% shareholding interest. As a result of this capital increase, the total issued shares of CreateSolutions increased from 200 to 500. The transaction has been completed as the date of the repot.

CreateSolutions Co.,Ltd. is software company committed to providing customers with customized, efficient, and sustainable solutions through creative thinking and cutting-edge technologies. Its services include software development, data analysis, business consulting, corporate innovation training, business process optimization, and innovative product design. The Company deceided to invest in the CreateSolutions to expand its market to Japan.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Agreement, which is filed as Exhibit 10.1. A copy of the press release related to the acquisition entitled “NETCLASS TECHNOLOGY INC. Strengthens Market Position in Asia with Strategic Acquisition of Japan-based CreativeSolutions Co., Ltd.” is furnished as Exhibit 99.1 hereto and is incorporated by reference herein.

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 EXHIBIT INDEX

Exhibit No.	Description
10.1	Capital Increase and Investment Agreement, dated February 28, 2025
99.1	Press Release – NETCLASS TECHNOLOGY INC. Strengthens Market Position in Asia with Strategic Acquisition of Japan-based CreativeSolutions Co., Ltd.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETCLASS TECHNOLOGY INC

Date: March 10, 2025	By:	/s/ Jianbiao Dai
	Name:	Jianbiao Dai
	Title:	Chief Executive Officer

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